1(212) 318-6393

yarivkatz@paulhastings.com

February 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tara Harkins

Lynn Dicker

Alan Campbell

Laura Crotty

Re:	Canopy Growth Corporation
Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
Filed January 25, 2024
File No. 001-38496

Ladies and Gentlemen:

Our client, Canopy Growth Corporation (the “Company”), received verbal comments (the “Comments”) with respect to the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 5, 2024 via Zoom teleconference. We are responding to the Comments on behalf of the Company as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing Amendment No. 6 to the Preliminary Proxy Statement (“Amendment No. 6”) with the Commission via EDGAR responding to the Comments.

For the ease of reference, we have set forth the substance of each Comment below in italics followed by the Company’s response to such comment. All capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 6, and all page number references are to the page numbers of Amendment No. 6.

Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A

Legal Comments

1.

Please revise the Letter to Shareholders to disclose whether the Company is aware of any reason the proposed deconsolidated structure of Canopy USA would cause the Company to not be in compliance with the Listing Rules of the Nasdaq Stock Market.

Response: The Company has revised the disclosure on page vi of the Letter to Shareholders and page 19 of the proxy statement in response to the Comment.

U.S. Securities and Exchange Commission

February 5, 2024

Accounting Comments

2.

Please revise the Proxy Statement to disclose how the Company will account for its interest in Canopy USA following the deconsolidation of the financial results of Canopy USA from Canopy’s financial statements.

Response: The Company has revised the disclosure on page 19 in response to the Comment.

3.

We note the disclosure on page F-26 of the Company’s Form 10-K for the fiscal year ended March 31, 2023 included the following statement: “The Company and Canopy USA effectuated certain changes to the initial structure of the Company’s interest in Canopy USA such that the Company does not expect to consolidate the financial results of Canopy USA within the Company’s financial statements.” Please consider the fact that the Company had to make certain additional changes to the structure of Canopy USA to facilitate deconsolidation in evaluating the effectiveness of the Company’s internal control over financial reporting.

Response: The Company acknowledges the Comment.

*********

If you have any questions concerning Amendment No. 6 or require any additional information, please do not hesitate to contact me at (212) 318-6393 or yarivkatz@paulhastings.com or Keith Pisani at (212) 318-6053 or keithpisani@paulhastings.com.

Sincerely, /s/ Yariv Katz Yariv C. Katz of PAUL HASTINGS LLP

cc :	David Klein, Chief Executive Officer, Canopy Growth Corporation
Christelle Gedeon, Chief Legal Officer, Canopy Growth Corporation
Keith D. Pisani, Esq., Paul Hastings LLP
PKF O’Connor Davies, LLP, Certified Public Accountants
Jonathan Sherman, Cassels Brock & Blackwell LLP